

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

July 10, 2020

Jinbo Yao
Chairman of the Board
58.com Inc.
Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People's Republic of China

> **Re:** **58.com Inc.**
> **Schedule 13E-3**
> **Filed on July 6, 2020 by 58.com Inc.**
> **File No. 005-87683**

Dear Mr. Yao,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3

General

1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders. Unless the Schedule 13E-3 will be distributed in addition to the proxy statement filed as Exhibit (a-(1), please revise or otherwise confirm the legend will be appearing on the outside front cover page of a disclosure document actually distributed to unaffiliated security holders. At present, the required legend also appears on page vii of the proxy statement.

2. Please advise us how the disclosure required by paragraph (e) of Rule 13e-3 will be distributed to unaffiliated security holders. See Rule 13e-3(f)(1)(i).

Item 13. Financial Statements, page 13

3.  Given that financial statements have been incorporated by reference (and not reprinted) in order to fulfill 58.com's disclosure obligations, a summary of the financial information required by Item 1010(a) must be included pursuant to Instruction 1.  Accordingly, the summarized financial information on page 120 should have been prepared in accordance with Item 1010(c) of Regulation M-A.  Please revise to disclose all of the information required by Item 1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise.  For guidance relating to the application of a nearly identical instruction in the context of a tender offer, refer interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations accessible at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

4.  Financial information has been incorporated by reference from the Form 20-F.  Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information.  Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit.  The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list.  Accordingly, please revise the exhibit list.

Exhibit (a)-(1) | Preliminary Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 36

5.  We noticed the disclosure on page 41 that indicated the "Special Committee was empowered to exercise the full power and authority of the Board in connection with the Transactions and related process."  Please revise page 44 to state, if true, that the Board and/or Special Committee produced the fairness determination on behalf of 58.com Inc..  Regardless of any delegation of authority to the Special Committee, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board.  The term "subject company" is defined in Item 1000(f) of Regulation M-A.

6.  The discussion of the factors considered in support of the fairness determination allude to a going concern value, but does not appear to quantify an exact value.  Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board and/or Special Committee on behalf of 58.com Inc, when the issuer's required fairness determination was made.  Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

7. Please advise us, with a view toward revised disclosure, how 58.com complied with Item 1014(c)-(e) of Regulation M-A. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

Primary Benefits and Detriments of the Merger, page 65

8. Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on a recurring basis. Refer to Item 7 of Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

Fees and Expenses, page 79

9. At present, the fee table provided aggregate "accounting, filing fees, printer, proxy solicitation and mailing costs" while also giving no express indication of what constitutes a "Miscellaneous" expense. Please revise to disaggregate the expenses listed and only then provide a description of the types of expenses considered "Miscellaneous," or advise. Refer to Item 7 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A, which provisions require disclosure of a "reasonably itemized statement of all expenses incurred…" and then separately and explicitly sets forth a list of expense types.

Exhibit (c)-(2) and (c)-(3) | Disclaimers by Houlihan Lokey

10. The fact Houlihan Lokey represented on page 58 of the proxy statement that it had consented to the inclusion of its opinion is not relevant to determining whether an improper exhibit has been included within the above-captioned exhibits. The introductory legend in both exhibits explains that written consent is needed as a prerequisite to the inclusion of any Houlihan Lokey materials, and states the materials were otherwise prepared for the exclusive use of the Special Committee. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Houlihan Lokey consents to the inclusion of such materials in this filing and unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such materials.
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm


We remind you that 58.com Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:  Z. Julie Gao, Esq.